UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13300

A)	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HIBERNIA CORPORATION RETIREMENT SECURITY PLAN

313 CARONDELET STREET

NEW ORLEANS, LA 70130

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION

1680 CAPITAL ONE DRIVE

MCLEAN, VA 22102

Financial Statements and Exhibits

(a) Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Hibernia Corporation Retirement Security Plan as of and for the years ended December 31, 2007 and 2006.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HIBERNIA CORPORATION RETIREMENT SECURITY PLAN (Name of Plan)

By:	/s/ Gary L. Perlin
Name:	Gary L. Perlin on behalf of the Benefits Committee as Plan Administrator

Dated: June 30, 2008

Hibernia Corporation

Retirement Security Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Hibernia Corporation Retirement Security Plan

Index

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Hibernia Corporation Retirement Security Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

McLean, VA

June 27, 2008

Hibernia Corporation Retirement Security Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
	($ in thousands)
Assets
Investments, at fair value:
Capital One Financial Corporation Common stock	$—	$54,881
Mutual funds	—	211,993
Loans to participants	—	6,520

Total investments	—	273,394
Cash	—	130
Due from Capital One National Association	—	1,015

Net Assets Available for Benefits	$—	$274,539

See notes to Financial Statements

Hibernia Corporation Retirement Security Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2007	2006
	($ in thousands)
Additions
Net depreciation in fair value of common stock	$(19,545)	$(6,115)
Net depreciation/appreciation in fair value of mutual funds	(12,223)	2,796
Interest and dividend income	22,475	15,396
Contributions:
Participants	16,323	15,825
Employer	12,453	10,161

	19,483	38,063
Deductions
Distributions to participants	39,143	39,333
Transfer to Capital One Financial Corporation Associate Savings Plan	254,879	—

	294,022	39,333
Net Decrease	(274,539)	(1,270)
Net assets available for benefits at beginning of year	274,539	275,809

Net Assets Available for Benefits at End of Year	$—	$274,539

See notes to financial statements.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description.

The Hibernia Corporation Retirement Security Plan (the Plan) is a contributory, defined contribution plan conforming to the requirements of section 401(k) of the Internal Revenue Code (Code) and has been amended and restated in order to comply with the provisions of, among other legislation, the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade, The Taxpayer Relief Act of 1997, and the Internal Revenue Code Restructuring Reform Act of 1998. Hibernia Corporation, the original Plan Sponsor, was acquired by Capital One Financial Corporation (Capital One) on November 16, 2005 with Capital One continuing as the surviving corporation and current Plan Sponsor. The Plan is administered and maintained jointly by the Plan Trustee, which is the Trust Department of Capital One National Association, formerly Hibernia National Bank, (the Trustee), and FASCore LLC, which is the recordkeeper and contracted to perform all trading and settlement transactions. The Employee Benefit Plans Committee (the Committee) believes that the Plan is designed to comply with all requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s assets are maintained and administered by the Trustee under a trust agreement, which places certain investment responsibilities with the Trustee. As approved by the Board of Directors of the Plan’s Sponsor, the Plan merged into the Capital One Financial Corporation Associate Savings Plan effective December 31, 2007. As a result of the merger, assets of $248,682,398 and participant loans of $6,197,189 were transferred from the Plan to the Capital One Financial Corporation Associate Savings Plan.

Employees are eligible to participate in the Plan on the first day of the quarter following the completion of one year of service. Participants can choose to contribute up to 25% of their compensation to the Plan (subject to certain Internal Revenue Service limitations), a portion of which is matched, if applicable. All employees who become eligible to participate in the Plan are deemed to have elected a contribution equal to 3% of their compensation in the event that no deferral election form is returned. The determination as to whether employer matching contributions are made is at the sole discretion of the Board of Directors of the Plan’s Sponsor. The employer shall contribute a matching contribution in an amount equal to 50% of each participant’s pre-tax basic contributions, but not in excess of 6% of his or her compensation.

The employer’s contributions are made in cash. Participants may elect to transfer existing balances or employer contributions received to any of the Plan’s investment options on a daily basis. Amounts allocated to the common stock fund of the Plan’s Sponsor are considered to constitute a stock bonus plan that is designated as an employee stock ownership plan within the meaning of Code Section 4975(e)(7).

The Plan is designated a Safe Harbor Plan. As a result of this designation, participants are immediately fully vested in both their own contributions as well as the employer’s matching contributions.

A separate account is established for each participant. The participant accounts share in the earnings (losses) of the various investment funds based upon the participant’s pro-rata interest in the respective funds.

Employees can contribute rollover distributions from other qualified plans, at the discretion of the Committee.

The Plan allows for mandatory distribution to participants who have terminated their employment with account balances less than $1,000. Participants with account balances greater than $1,000 can designate the terms of their distribution, subject to the provisions of the Plan. Participants are allowed other withdrawals, such as various in-service distributions, hardship withdrawals, and death benefits, from their account subject to certain restrictions.

Plan participants may, subject to certain conditions, borrow from their Plan accounts with the approval of the Employee Benefit Plans Committee (the Committee). The minimum loan is $1,000, and the maximum is the lesser of $50,000 or an amount based on certain balances in the participant’s account. A maximum of two loans may be outstanding for a participant at any one time; however, the second loan cannot be funded within 12 months of the funding of the first loan. The term of the loan may not exceed 5 years (10 years for loans used to acquire, construct, or reconstruct a participant’s principal place of residence). Loans to participants carry a fixed interest rate set at the time of origination and are secured by the balances in the participants’ accounts. The interest rate is determined based on a market rate in the month preceding the beginning of each quarter for loans originated during that quarter. The interest rate charged averaged 9.00% on participant loans originated during both years ended December 31, 2007 and 2006.

Dividends received on the Plan Sponsor’s common stock can be either distributed in cash or reinvested based upon an annual election by the participant.

The Plan may be modified, amended or terminated at any time by action of the Plan Sponsor’s Board of Directors, subject to the provisions of ERISA. If the Plan is terminated, the balance of each participant account shall be distributed in cash or kind.

Note 2 – Significant Accounting Policies

Basis of Accounting: The financial statements of the Hibernia Corporation Retirement Security Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Investments: Participants have several mutual fund investment options. Plan funds are invested in certain Capital One Mutual Funds (Capital One Funds). The Capital One Funds are managed by a Board of Trustees composed of employees of Capital One National Association, a subsidiary of the Plan’s Sponsor. Investment decisions for the Capital One Funds are made by Capital One National Association, the Capital One Funds’ investment adviser, subject to direction by the Board of Trustees. The Capital One Funds selected as investment options for the Plan include the Capital One Cash Reserve Fund, the Capital One Total Return Bond Fund, the Capital One Capital Appreciation Fund, the Capital One Mid Cap Equity Fund, and the Capital One U.S. Government Income Fund. Plan funds are also invested in certain Federated Investors, Inc. Mutual Funds, which include the Federated Conservative Allocation Fund IS, the Federated Moderate Allocation Fund IS, the Federated Growth Allocation Fund IS, the Federated International Equity Fund A, the Federated Stock Trust, the Federated Kaufmann Fund A, the Federated Bond Fund A and the Federated Total Return Bond Fund SS. Additional mutual fund options are the Janus Balanced Fund and the AllianceBernstein Technology Fund A. Investments in all mutual funds are stated at fair value determined by quoted market prices, which represent the net asset values of shares held by the Plan at year end.

The investment in the Plan Sponsor’s common stock is stated at fair value based upon the stock’s year-end closing price as quoted by the New York Stock Exchange.

Loans to participants are stated at outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. The bases of common stock and mutual fund units sold are computed using the average historical cost method. Gains and losses, both realized and unrealized, are reflected in the Statements of Changes in Net Assets Available for Benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions to Participants: Distributions to participants due to withdrawals, terminations, death and disability are recorded as deductions from net assets available for benefits when paid.

Costs and Expenses: The Plan’s Sponsor, at its sole discretion, may pay the administrative expenses of the Plan, including legal, accounting and trustee fees and expenses. If such fees and expenses are not paid by the Plan’s Sponsor, they are paid out of Plan assets. For the years ended December 31, 2007 and 2006, the Plan’s Sponsor paid all administrative expenses of the Plan.

Note 3 – Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Capital One Cash Reserve Fund	$—	$63,553,190

Capital One Financial Corporation Common Stock	$—	$54,880,881
Capital One Capital Appreciation Fund	N/A	$40,621,470
Capital One Mid Cap Equity Fund	$—	$26,344,492
Janus Balanced Fund	$—	$25,428,225
Federated Kaufman Fund	N/A	$15,681,420

Note 4 – Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 2003, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 5 – Differences Between Financial Statements and Form 5500

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year ended December 31, 2007	Year ended December 31, 2006
	($ in thousands)	($ in thousands)
Distributions to participants per the financial statements	$39,143	$39,333
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007	—	—
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	—	(1,624)

Distributions to participants per the Form 5500	$39,143	$37,709

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid. There were no unpaid benefits to withdrawing participants as of December 31, 2007.